Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kansas City Southern:
We consent to the incorporation by reference in the registration statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 29, 2007, with respect to the statement of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2007 annual report on Form 11-K of Gateway Western Railway Union 401(k) Plan.
/s/ KPMG LLP
Kansas City, Missouri
June 27, 2008